Proxy

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF NEVSUN RESOURCES LTD. (the "Company")

TO BE HELD AT 840 HOWE STREET, Vancouver BC, in SUITE 1000

ON Wednesday, April 26, 2006, AT 10:00 AM

The undersigned shareholder (“Registered Shareholder”) of the Company hereby appoints John A. Clarke, a Director of the Company, or failing this person, Clifford T. Davis, a Director of the Company, or in the place of the foregoing, ______________________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE:

Please Print Name:

Date:

Number of Shares
Represented by Proxy:

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.
SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE.

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Withhold
1.	To elect as Director, R. Stuart Angus
2.	To elect as Director, John A. Clarke
3.	To elect as Director, Clifford T. Davis
4.	To elect as Director, Robert J. Gayton
5.	To elect as Director, Gary E. German
6.	To elect as Director, Gerard E. Munera
7.	To appoint KPMG as Auditors of the Company
		For	Against
8.	To authorize the Directors to fix the auditors' remuneration
9.	To approve the replacement of the Company’s Incentive Share Option Plan with the new Stock Option Plan.

INSTRUCTIONS FOR COMPLETION OF PROXY

1.

This Proxy is solicited by the Management of the Company.

2.

This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.

If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare Investor Services Inc..

4.

A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5.

A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a)

appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder).  Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

OR

(b)

appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6.

The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.  Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person.  To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of Computershare Investor Services Inc. by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:

Computershare Investor Services Inc.
Proxy Dept.  100 University Avenue 9th Floor
 Toronto Ontario M5J 2Y1

Fax:  Within North America:  1-866-249-7775  Outside North America:  (416) 263-9524

SUPPLEMENTAL  MAILING  LIST

RETURN  CARD

In accordance with securities regulations, shareholders may elect annually to receive the interim financial statements, if they so request.  Annual reports are generally sent to all Shareholders, however you may also elect NOT to receive the Annual Report.  Please mark your selection(s).

□

Please check this box if you would like to receive interim financial reports.
(You may also register online to receive financial statements at www.computershare.com/ca/mailinglist.)
If you would prefer to receive these reports by email instead of by mail, please include your email address here: _______________________________________.

□

Please check this box if you DO NOT want to receive the Annual Report.

DATED:

Signature

Name - Please Print

Address

Name and title of person signing if different from names above

NOTE:

Please complete and return this card to Nevsun Resources Ltd., Suite 800, 1075 West Georgia Street, Vancouver BC, V6E 3C9 or by fax (604) 623-4701 IF:

▪

you wish to be included in the Company’s supplemental list to receive its interim financial statements, OR

▪

 you do NOT wish to receive the Annual Report

If you do not return this card we will assume you do not wish to receive the interim financial statements.  We will continue to send you the annual reports.